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PARTNERS Matthew D. Bersani Nils Eliasson Alan Y.L. Yeung	Sidharth Bhasin † Colin Law	Brian G. Burke Kyungwon Lee	Lorna Xin Chen Paul Strecker	Peter C.M. Chen Paloma P. Wang

REGISTERED FOREIGN LAWYERS
Andrew D. Ruff ‡	Shichun Tang ‡

Stephanie Tang

To Call Writer Directly:

+852 2978 8028

stephanie.tang@Shearman.com

May 4, 2016

VIA EDGAR

Re:	China Nepstar Chain Drugstore Ltd.

Amendment No. 2 to Schedule 13E-3

Filed April 29, 2016

File No. 005- 83664

Dear Mr. Orlic,

On behalf of China Nepstar Chain Drugstore Ltd., a company organized under the laws of the Cayman Islands (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of May 3, 2016 with respect to the Amendment No. 2 to Schedule 13E-3, File No. 005- 83664 (the “Schedule 13E-3”) filed on April 29, 2016 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto, respectively, are being provided separately to the Staff via email. Capitalized terms not defined in this letter shall have the same meanings assigned to such terms in the Revised Proxy Statement.

† Non-resident Partner ‡ Admitted in the State of New York (U.S.A.) and partners of Shearman & Sterling LLP
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*ABDULAZIZ ALASSAF & PARTNERS IN ASSOCIATION WITH SHEARMAN & STERLING LLP

May 4, 2016

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Simin Zhang, China Neptunus Drugstore Holding Ltd., Neptunus Global Limited and New Wave Developments Limited, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR the Amendment, which has been amended in response to the Staff’s comments.

* * * * *

Opinion of the Special Committee’s Financial Advisor, page 37

1.	We note your response to prior comment 4. The response states that the implied premiums analyses are illustrative and informative only and are not presented to offer conclusions on valuation. Items 1015(a) and (b)(6) of Regulation M-A require a summary concerning the material elements of these reports, regardless of whether those elements offer conclusions on valuation. As noted in our prior comment, the implied premiums analyses in these reports appear to demonstrate that the offer price is materially below the mean and median of numerous comparable transactions, and this information appears material to security holders. Please summarize this element of both reports in the disclosure document, or provide an analysis as to how these analyses are not material.

In response to the Staff’s comment, we have revised the disclosure on page 44 of the Revised Proxy Statement.

Equity Pledge Agreements, page 55

2.	Disclosure in this section incorporates by reference descriptions of related party transactions included in your annual report on Form 20-F for the most recently completed fiscal year. Please provide the authority on which you rely to incorporate this information by reference into the Rule 13e-3 disclosure document published, sent or given to security holders. Otherwise, please delete this reference and include these descriptions in your disclosure document, or, if you determine that these transactions are not in fact material or required disclosure, you may simply delete the reference.

In response to the Staff’s comment, we have revised the disclosure on pages 53, 54 and 56 of the Revised Proxy Statement to include or update the descriptions of the related party transactions which are disclosed in our Annual Report on Form 20-F for the year ended December 31, 2015. Accordingly, we have deleted the incorporation of the Form 20-F disclosure by reference into the Schedule 13E-3 in connection with the descriptions of related party transactions.

May 4, 2016

* * * * *

Please note that attached hereto as Exhibit A is the written acknowledgement by each of the Company, Simin Zhang, China Neptunus Drugstore Holding Ltd., Neptunus Global Limited and New Wave Developments Limited.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852 2978 8028.

Sincerely,

/s/ Stephanie Tang
Stephanie Tang
of Shearman & Sterling

EXHIBIT A

ACKNOWLEDGEMENT

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 3, 2016 with respect to the Amendment No. 2 to Schedule 13E-3, File No. 005- 83664 (the “Schedule 13E-3”), filed on April 29, 2016 by the Company and the other filing persons named therein, the undersigned hereby acknowledges that in connection with Amendment No. 3 to Schedule 13E-3 filed concurrently with the submission of this response, as well as any subsequent amendment thereto filed with the Commission:

•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

China Nepstar Chain Drugstore Ltd.

By:	/s/ Barry J. Buttifant
Name: Barry J. Buttifant
Title: Chairman of the Special Committee

Simin Zhang

/s/ Simin Zhang

China Neptunus Drugstore Holding Ltd.

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director

Neptunus Global Limited

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director

New Wave Developments Limited

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director